Mary Louise Weber Assistant General Counsel

One Verizon Way, Rm VC54S440
Basking Ridge, New Jersey 07920
Phone 908 559-5636
Fax 908 696-2068
mary.l.weber@verizon.com

October 4, 2007

Kathleen Krebs, Esq.

Special Counsel

Division of Corporation Finance

U. S. Securities and Exchange Commission

100 F Street, N. E.

Washington, D. C. 20549

Re:	Verizon Communications, Inc.
Definitive Revised Schedule 14A
Filed March 28, 2007
File No. 1-08606

Dear Ms. Krebs:

I am writing to confirm our telephone conversation on October 2, 2007 with respect to the timing of Verizon Communications Inc.’s response to the Staff’s comment letter, dated September 27, 2007 (the “Comment Letter”), concerning executive compensation and other related disclosures in the revised definitive proxy statement filed by Verizon with the Securities and Exchange Commission on March 28, 2007.

The Comment Letter requests that Verizon respond to the Staff’s comments by October 26, 2007. In our phone conversation, I requested that the response date be extended to November 6, 2007, so that the responses may be reviewed by the Human Resources Committee of Verizon’s Board of Directors. The Human Resources Committee, which is responsible for designing and overseeing Verizon’s compensation policies and practices, is scheduled to meet next on November 1, 2007.

Securities and Exchange Commission

Division of Corporation Finance

Office of the Chief Counsel

October 4, 2007

In response to my request, you stated that Verizon could respond to the Comment Letter by November 6, 2007.

Thank you for your assistance in this matter.

Very truly yours,

/s/ Mary Louise Weber

Mary Louise Weber
Assistant General Counsel

cc:	Ivan G. Seidenberg
Marianne Drost